Exhibit 99.1

Ballard Power Systems and Forsee Power to enter long-term strategic partnership to develop and commercialize integrated fuel cell and battery solutions for heavy-duty hydrogen mobility

Ballard Power Systems, a world leader in PEM fuel cell technology, will subscribe as a cornerstone investor in the proposed IPO of Forsee Power on Euronext Paris

VANCOUVER, BC and PARIS, Oct. 18, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BDLP), a world leader in PEM fuel cells, and Forsee Power, a leader in smart battery systems for sustainable electromobility, announce the signing of a Memorandum of Understanding (MOU) for a strategic partnership to develop fully integrated fuel cell and battery solutions, optimized for performance, cost and installation for heavy-duty hydrogen mobility applications.

A fully integrated solution for hydrogen mobility

The partnership of Ballard and Forsee Power brings together two industry leaders to develop a fully integrated solution combining a fuel cell and battery system, optimized to meet the needs of targeted medium and heavy-duty mobility markets of bus, truck, rail, marine, and off-road.

This strategic partnership is the beginning of a long-term collaboration involving the co-design, co-development, production, marketing, and sales of integrated fuel cell-battery solutions.

With complementary technologies, customers, verticals and markets, the Ballard and Forsee Power partnership is expected to increase technological performance, optimize costs, extend service life, and reduce customer friction points by providing pre-integrated and optimized electric powertrain solutions.

Combining technological know-how and experience

Hydrogen electric powertrains are made up of a number of key components, including the fuel cell module, battery system, and Energy Management System (EMS). The fuel cell module, which is powered by hydrogen stored in tanks on the vehicle, produces electricity which is supplied to the electric powertrain. Batteries, charged by the electricity from the fuel cell, generate additional energy during sudden variations in load (acceleration or climbing a steep slope, for example). The fuel cell and battery systems are thus complementary as the vehicle can move by means of the fuel cell, battery, or both, as needed by the vehicle duty cycle. To ensure optimization and high efficiency between these components a reliable and smart EMS is critical.

For the planned integrated solution, Ballard will supply the fuel cell system and related controls, and Forsee Power will supply the battery system and related battery management system, cooling system and high voltage DC/DC conversion system. The parties will jointly develop the EMS to optimize the hybrid fuel cell and battery system architecture.

Strategic investment by Ballard as part of proposed Forsee IPO on Euronext Paris

As part of the strategic relationship, Ballard is committing to participate as a cornerstone lead investor (up to €40 million) in connection with the proposed IPO of Forsee. This commitment would allow Ballard to acquire a stake in Forsee Power upon its initial public offering on Euronext in Paris, France, with Ballard also having the right to appoint a board member to the Forsee Power board of directors.

Creation of an industrial and commercial force to conquer a growing international market

Ballard, a global leader with over 100 million kilometers traveled by more than 3,500 fuel cell electric buses and trucks, and Forsee Power, a global leader in batteries for light and heavy-duty electric vehicles, have each been supplying the same verticals, and some of the same customers, with fuel cell modules and battery systems since 2016. Optimization of the fuel cell-battery powertrain, resulting in improved reliability, durability, efficiency, and cost, is a logical next step for value creation.

"A key element of our corporate strategy is to simplify the fuel cell electric vehicle experience for OEM customers and end users," said Randy MacEwen, Ballard's President and Chief Executive Officer. "Our clear goal is to create more value for our customers. We are working to improve FCEV powertrain and vehicle performance, lower lifecycle costs, and simplify powertrain and vehicle systems integration and service. We believe fuel cells and batteries are highly complementary and can be integrated together in a smart and compelling architecture that optimizes performance. Today, OEM customers typically procure the various pieces of the fuel cell and battery powertrain separately, and then need to integrate them together. By offering pre-designed and fully optimized and integrated fuel cell-battery solutions to our customers, we expect to ease implementation friction points. Our exciting partnership with Forsee Power represents an important step to achieve our goal. Together, we plan to accelerate scaled adoption of hydrogen FCEVs in heavy-duty mobility applications."

"I am delighted with the signing of this strategic MOU with Ballard, with whom we share the same ambition to develop sustainable, zero emission mobility. This partnership is expected to provide key strategic advantages: technological know-how, industrial capacities, and geographical coverage to capture the growth of the hydrogen vehicle market. While the climate emergency urges the transport sector to accelerate its energy transition, it will be a game changer to advance hydrogen mobility, bringing a stronger offering of zero-emission technologies to our OEM customers for road, rail and marine applications. I want to thank Ballard for their trust materialized by this significant cornerstone investment as part of our IPO," stated Christophe Gurtner, Chairman & CEO of Forsee Power.

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

ABOUT FORSEE POWER

Forsee Power is an industrial group specializing in smart battery systems for sustainable electric transport (LEV, trucks, buses, trains, marine vessels). A major player in Europe, Asia, and North America the Group designs, assembles and supplies energy management systems based on the most robust cells available on the market as well as provides installation, commissioning and on-site or remote maintenance. Forsee Power also offers financing solutions (battery rental) and second life solutions for transport batteries. www.forseepower.com | @ForseePower

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the development and delivery of products resulting from the strategic partnership, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

DISCLAIMER

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities nor of any offer or solicitation to sell securities in Canada, the United States or any other jurisdiction. The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold, directly or indirectly, within the United States except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Forsee Power does not intend to register any of its shares in the United States nor to conduct a public offering of securities in the United States. The distribution of this document in certain countries may constitute a breach of applicable law.

The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton, VP Investor Relations +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:30e 18-OCT-21